August 1, 2005

Mail Stop 3561

Via US Mail and Facsimile

Ms. Kimberly Tharp
Chief Financial Officer
3500 N.W. 37th Avenue
Miami, Florida 33142

Re:	Florida Gaming Corporation
	Form 10-KSB for the year ended December 31, 2004
	Form 10-QSB for the period ended March 31, 2005
	Commission file #: 000-09099

Dear Ms. Tharp:

We have reviewed your July 18, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *


Form 10-KSB for the year ended December 31, 2004

Consolidated Statements of Operations, page 4

1. Please revise future filings to delete Pari-Mutuel handle amounts from the face of the statements as this disclosure represents a non-
GAAP financial measure which cannot be reconciled as required by Final
Rule Release No. 33-8176 to your financial statements.





Note A.  Summary of Significant Accounting Policies, page 8

- Pari-mutuel Wagering, page 9

2. We note from your response to comment 8 that you recognize revenue related to jai-alai and inter track mutuel revenue in accordance with
SAB Topic 13. In this regard, please tell us, with a view toward expanded disclosure in future filings, your accounting policy for the other revenue included in operating revenue, such as program revenue, food and beverage, and card room.

Note L.  Real Estate Held for Sale, page 24

3. We note from your response to comment 12 that you have a real estate valuation reserve to lower the carrying value of your real estate inventory. Please tell us, and include in future filings, the balance of the valuation reserve recorded at December 31, 2003 and 2004, as well as the amount charged to the reserve during each of those years. Additionally, it should be disclosed that the amount of real estate presented on the face of the balance sheet is a "net" amount.

4. We note from your response to comment 14 that you have classified real estate activity as non-operating because it is not your primary business. Based on your disclosure in Note M (Segment Information), it appears that your real estate operations generated approximately
19you`re your revenues for fiscal year 2003, which indicates that your real estate operations is a significant operating segment. In this regard, please revise future filings to present real estate related revenue and expense as operating income and expenses on the face of your statements of operations for each period presented.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please file your response to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or Kathy Mathis at 202-551-3383 if you have questions.

								Sincerely,


								Linda Cvrkel
								Branch Chief
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Ms. Kimberly Tharp
Florida Gaming Corporation
August 1, 2005
Page 1